[Letterhead of VWR International, Inc.]

November 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VWR International, Inc.
File No. 333-118658

Ladies and Gentlemen:

        Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, VWR International, Inc., a Delaware corporation, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 a.m. (EDT) on December 2, 2004 or as soon thereafter as possible.

Very truly yours,
/s/ Stephen J. Kunst
Stephen J. Kunst, Esq. General Counsel VWR International, Inc.